Exhibit 99.4

 April 11, 2007

Kinross provides 2007 guidance and reserves including recently acquired Bema assets

Toronto - Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross” or the “Company”) completed the acquisition of Bema Gold Corporation (“Bema”) on February 27, 2007. The Company is pleased to provide an update to its previously released 2007 guidance to include the assets acquired in the transaction. Kinross now expects to produce approximately 1.65 million gold equivalent ounces at a cost of sales in the range of $330 - $340 per ounce in 2007 compared to the previously disclosed 1.5 million ounces of gold equivalent at cost of sales of $320 - $330 per ounce. Kinross gold reserves are now 45.3 million ounces compared with the December 31, 2006 gold reserves reported previously of 27.9 million ounces. Also, silver reserves are now 69.5 million ounces and copper reserves are 2.8 billion pounds up from the previously reported 27.8 million ounces of silver and no copper.

Capital expenditures for 2007 have not changed from previously released guidance with respect to Kinross projects and the Company is currently undertaking a detailed review of forecasted total capital costs for the Kupol project and expects to provide an update in the second quarter.

General & administrative expense is expected to be approximately $56 million, compared to $48 million previously disclosed, and exploration and business development is expected to be approximately $55 million compared to $44 million previously disclosed.

The Company expects that existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Looking forward beyond 2007, Kinross’ gold equivalent production is expected to grow to between 2.1 and 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009 as the Paracatu expansion, and Kupol and Buckhorn projects are completed and come into full production.

“Kinross has one of the largest reserve bases in the world as well as the best production growth profile among the major gold producers,” said Tye Burt, President and CEO of Kinross. “We believe Kinross occupies the sweet spot in the gold industry.”

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this press release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Press release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this Press release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Press release are qualified by these cautionary statements and those made in the “Risk Factors” section hereof. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this media release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities
Approximately 55%-60% of our costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and has one of the largest reserve bases in the world. With nine mines and 3 projects in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people. Kinross recently closed the acquisition of Bema Gold on February 27, 2007.

Kinross was the top performing senior gold equity for 2006 and maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

For additional information, e-mail info@kinross.com or contact:

Investor Relations Contact:
Tracey Thom	Erwyn Naidoo
Director, Investor Relations	Director, Investor Relations
& Communications	(416) 365-2744
(416) 365-1362	erwyn.naidoo@kinross.com
tracey.thom@kinross.com

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007

MINERAL RESERVE AND RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7) Kinross Gold Corporation’s Share at December 31, 2006	GOLD

			Proven			Probable			Proven and Probable
Property	Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Fort Knox [13]	USA	100.0%	85,704	0.46	1,270	73,969	0.60	1,435	159,673	0.53	2,705
Kettle River [16]	USA	100.0%	39	11.17	14	1,814	15.98	932	1,853	15.88	946
Musselwhite [11]	Canada	31.9%	1,267	5.87	239	1,504	6.74	326	2,771	6.34	565
Porcupine JV [11]	Canada	49.0%	12,983	1.40	586	17,186	2.03	1,123	30,169	1.76	1,709
Round Mountain [14]	USA	50.0%	36,706	0.72	845	65,843	0.52	1,107	102,549	0.59	1,952
SUBTOTAL			136,699	0.67	2,954	160,316	0.96	4,923	297,015	0.82	7,877

SOUTH AMERICA
Cerro Casale [18]	Chile	49.0%	100,450	0.71	2,306	406,700	0.68	8,932	507,150	0.69	11,238
Crixas [10]	Brazil	50.0%	1,647	4.57	242	1,005	5.91	191	2,652	5.08	433
La Coipa [12]	Chile	50.0%	7,003	1.43	323	3,133	1.08	109	10,136	1.33	432
Paracatu	Brazil	100.0%	1,180,809	0.41	15,394	81,264	0.38	995	1,262,073	0.40	16,389
Refugio	Chile	100.0%	139,542	0.80	3,578	83,108	0.70	1,862	222,650	0.76	5,440
SUBTOTAL			1,429,451	0.48	21,843	575,210	0.65	12,089	2,004,661	0.53	33,932

ASIA
Julietta [19]	Russia	90.0%	59	24.25	46	137	16.80	74	195	19.14	120
Kupol [20]	Russia	75.0%	—	—	—	6,169	16.81	3,335	6,169	16.81	3,335
SUBTOTAL			59	24.25	46	6,306	16.81	3,409	6,364	16.89	3,455

TOTAL GOLD			1,566,209	0.49	24,843	741,832	0.86	20,421	2,308,040	0.61	45,264

MINERAL RESERVE AND RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7) Kinross Gold Corporation’s Share at December 31, 2006	SILVER

			Proven			Probable			Proven and Probable
Property	Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa [12]	Chile	50.0%	7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783
SUBTOTAL			7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783

ASIA
Julietta [19]	Russia	90.0%	59	217.2	412	137	137.4	605	195	162.2	1,017
Kupol [20]	Russia	75.0%	—	—	—	6,169	205.1	40,670	6,169	205.1	40,670
SUBTOTAL			59	217.2	412	6,306	203.6	41,275	6,364	203.7	41,687

TOTAL SILVER			7,062	85.6	19,445	9,439	164.8	50,025	16,500	131.0	69,470

MINERAL RESERVE AND RESOURCE STATEMENT PROVEN AND PROBABLE MINERAL RESERVES (3,5) Kinross Gold Corporation’s Share at December 31, 2006	COPPER

			Proven			Probable			Proven and Probable
Property	Location	Kinross Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)
SOUTH AMERICA
Cerro Casale [18]	Chile	49.0%	100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
SUBTOTAL			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

TOTAL COPPER			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007

MINERAL RESERVE AND RESOURCE STATEMENT MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8) Kinross Gold Corporation’s Share at December 31, 2006	GOLD

			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Fort Knox [13]	USA	100.0%	9,653	0.68	210	61,631	0.69	1,363	71,284	0.69	1,573
Musselwhite [11]	Canada	31.9%	403	5.40	70	666	5.65	121	1,069	5.56	191
Porcupine JV [11]	Canada	49.0%	3,424	2.02	222	34,793	1.72	1,926	38,217	1.75	2,148
Round Mountain [14]	USA	50.0%	4,353	0.74	103	7,500	0.66	160	11,853	0.69	263
SUBTOTAL			17,833	1.06	605	104,590	1.06	3,570	122,423	1.06	4,175

SOUTH AMERICA
Cerro Casale [18]	Chile	49.0%	16,660	0.40	214	170,030	0.40	2,185	186,690	0.40	2,399
Crixas [10]	Brazil	50.0%	—	—	—	114	3.55	13	114	3.55	13
Gurupi [17]	Brazil	100.0%	—	—	—	47,050	1.08	1,632	47,050	1.08	1,632
Paracatu	Brazil	100.0%	48,476	0.35	545	19,003	0.29	177	67,479	0.33	722
La Coipa [12]	Chile	50.0%	7,232	0.87	203	4,234	1.19	161	11,466	0.99	364
Refugio	Chile	100.0%	31,580	0.72	734	53,370	0.67	1,156	84,950	0.69	1,890
SUBTOTAL			103,948	0.51	1,696	293,801	0.56	5,324	397,749	0.55	7,020

ASIA
Julietta [19]	Russia	90.0%	—	—	—	427	18.43	253	427	18.43	253
Kubaka [15]	Russia	98.1%	—	—	—	376	13.07	158	376	13.07	158
SUBTOTAL			—	—	—	803	15.92	411	803	15.92	411

TOTAL GOLD			121,781	0.59	2,301	399,194	0.73	9,305	520,975	0.69	11,606

MINERAL RESERVE AND RESOURCE STATEMENT MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8) Kinross Gold Corporation’s Share at December 31, 2006	SILVER

			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa Area [12]	Chile	50.0%	7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807
SUBTOTAL			7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807

ASIA
Julietta [19]	Russia	90.0%	—	—	—	427	129.7	1,780	427	129.7	1,780
Kubaka [15]	Russia	98.1%	—	—	—	376	14.3	173	376	14.3	173
SUBTOTAL			—	—	—	803	75.6	1,953	803	75.6	1,953

TOTAL SILVER			7,232	31.5	7,313	5,037	33.6	5,447	12,269	32.3	12,760

MINERAL RESERVE AND RESOURCE STATEMENT MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (3,4,8) Kinross Gold Corporation’s Share at December 31, 2006	COPPER

			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)
SOUTH AMERICA
Cerro Casale [18]	Chile	49.0%	16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

TOTAL COPPER			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

STATEMENT OF INFERRED RESOURCES

In addition to the reported Measured and Indicated Mineral Resources, Inferred Mineral Resources of gold total 326,483,000 tonnes at an average grade of 0.82 grams per tonne gold. Inferred Mineral Resources of silver total 4,373,000 tonnes at an average grade of 166 grams per tonne and Inferred Mineral Resources of copper total 147,490,000 tonnes at an average grade of 0.25% copper.

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007

MINERAL RESERVE AND RESOURCE STATEMENT FOOTNOTES

(1)
Unless otherwise noted, the Company’s reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 475 per ounce, and a silver price of $US 7.90 per ounce. Reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Reserves are reported in contained units and are estimated based on the following foreign exchange rates:

$CAD to $US 1.23
Rubles to $US 28.00
Chilean Peso to $US 580.00
Brazilian Reais to $US 2.62
(2)
Unless otherwise noted, the Company’s resources are estimated using appropriate cut-off grades derived at a gold price of $US 525 per ounce, a silver price of $US 8.75 per ounce and the following foreign exchange rates:

$CAD to $US 1.23
Rubles to $US 28.00
Chilean Peso to $US 580.00
Brazilian Reais to $US 2.62
(3)
The Company’s reserves and resources as at December 31, 2006 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 (“the Instrument”) requirements.

(4)
Cautionary note to US investors concerning estimates of Measured, Indicated and Inferred Resources. US investors are advised that use of the terms “Measured Resource”, “Indicated Resource “ and “Inferred Resource” are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

(5)	The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.
(6)	Mineral resource and reserve estimates completed under the supervision of Mr. R. Henderson, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada’s National Instrument 43-101.
(7)
The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)
Resources, unlike reserves, do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses to be converted into mineral reserves. Due to the uncertainty which may attach to Inferred mineral resources, it cannot be assumed that all or part of an inferred resource will be upgraded to indicated or measured resources with continued exploration.

(9)	Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.
(10)
The mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported at a gold price of $US 550 per ounce. Mineral resources are reported at a gold price of $US 650 per ounce. Mineral Resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.20

(11)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:
Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
$CAD to $US 1.15
(12)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:
Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
Chilean Peso to $US 550.00
(13)
Includes mineral resources and reserves from the Fort Knox heap leach project which require sucessful permitting. Includes mineral resources from the undeveloped Gil deposit in which the company holds an 80% interest.

(14)
Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting. For the Gold Hill Project, mineral reserves are reported at a gold price of $US 400 per ounce. Mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: $CAD to $US 1.25

(15)
Includes mineral resources from the Birkachan and Tsokol deposits. Mining at Birkachan and Tsokol will require successful permitting. For the Tsokol and Birkachan Projects, mineral resources are reported at a gold price of $US 450 per ounce and a silver price of $US 7.00 per ounce using the following foreign exchange rate: Rubles to $US 29.00

(16)
Includes mineral reserves and resources from the undeveloped Buckhorn Mountain deposit, exploitation of which is dependent on successful permitting. Inferred resources at Buckhorn are reported at cut-off grades derived from an assumed gold price of $US 475 per ounce.

(17)
Mining at Gurupi will require successful permitting. For the Gurupi Project, mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 3.00

(18)
At December 31, 2006, 49% of the Cerro Casale Project was owned by Bema Gold Corporation. Cerro Casale is an undeveloped property, development assumes successful permitting allowing mining operations to be conducted. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 450 per ounce, Copper price of $US 1.50 per pound
Resources - Gold price of $US 550 per ounce, Copper price of $US 1.75 per pound
Chilean Peso to $US: 525.00
Mineral resource and reserve estimates were completed under the supervision of Mr. L. Smith, R. Geo., Manager of AMEC Mining & Metals Consulting, who is a qualified person as defined by Canada’s National Instrument 43-101.
(19)
At December 31, 2006, the Julietta Mine was operated by Bema Gold Corporation. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 500 per ounce, Silver price of $US 8.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.40 per ounce
Rubles to $US: 27.00
Mineral resources are reported exclusive of mineral reserves above a gold equivalent cut-off grade of 8.00 g/t.

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007

Mineral resource and reserve estimates were completed under the supervision of Mr. B. Scott, P. Geo., Chief Geologist of Bema Gold Exploration Department and Mr. D. Cameron, Chief Geologist Operations, who are qualified persons as defined by Canada’s National Instrument 43-101.
(20)
At December 31, 2006, the Kupol Mine was operated by Bema Gold Corporation. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Resources and Reserves - Gold price of $US 400 per ounce, Silver price of $US 6.00 per ounce
Rubles to $US: 30.00
Mineral resources are reported exclusive of mineral reserves. Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a cut-off grade of 6 g/t gold.
Mineral resource and reserve estimates were completed under the supervision of Mr. T. Garagan, P. Geo., Vice President Exploration of Bema Gold Corporation and Mr. D. Cameron, Chief Geologist Operations, who are qualified persons as defined by Canada’s National Instrument 43-101.
(21)	Resources for the Q. Seca property are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:
Resources - Gold price of $US 350 per ounce
Mineral resource and reserve estimates were completed under the supervision of Mr. B. Scott, P. Geo., Chief Geologist of Bema Gold Exploration Department, who is a qualified person as defined by Canada’s National Instrument 43-101.

2007 Guidance Including Bema Assets
Kinross Gold Corporation - April 11, 2007